FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of October 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Disposal



Acambis sells Berna Products to Crucell for $16.5m


Cambridge, UK and Cambridge, Massachusetts - 2 October 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces the sale of its Berna Products Corporation ("Berna Products") business to Crucell NV ("Crucell"). Berna Products is no longer a strategic asset for Acambis following the termination of the ARILVAX licensing agreement, which was announced on 12 September. The sale agreement and consequential termination of the product distribution agreement between Berna Products and Crucell resulted in Acambis receiving cash proceeds of $16.5m (c.GBP9m).


Berna Products sells and distributes Vivotif(R), an oral typhoid vaccine, in North America. The sale includes its operations in Miami and Canada, totalling 15 employees. Berna Products has North American sales rights to Vivotif from Berna Biotech AG, which was acquired by Crucell in March 2006. The distribution agreement was due to end in 2010.


Acambis acquired Berna Products in 2003. In 2005, when the competitor product was unavailable for part of the year, revenues from sales of Vivotif were $12.9m, up from $6.8m in 2004. The pre-tax contribution in 2005, before overhead allocations, was $5.3m, compared with $1.9m in 2004. The competitor product has since returned to the market. The value of the gross assets (including intangibles) being sold was $10.7m.


Acambis originally acquired Berna Products to help build a travel vaccines franchise in the US. As well as selling Vivotif, it had planned to use its rights under a licensing agreement with companies since acquired by Novartis to license the ARILVAX yellow fever vaccine for sale in the US and to distribute it through Berna Products. However, due to non-performance by those predecessor companies, Acambis was unable to obtain the required marketing approval. Novartis recently agreed to pay Acambis $19m to settle disputes related to this non-performance, which resulted in the ARILVAX licensing agreement being terminated, as announced on 12 September.


Gordon Cameron, Chief Executive Officer, said:


"Berna Products is no longer a strategic asset and its sale today crystallises $16.5m of value and cash in the short term. Together with the recently announced $19m ARILVAX settlement and near-term revenues from the ACAM2000 US Government $30m order, this deal further strengthens our financial position as we drive towards our goal of building a high-value product pipeline."


                                     -ends-


Enquiries:


Acambis plc

Lyndsay Wright, VP, Communications and IR

Tel: +44 (0 1223 275 300


Financial Dynamics

David Yates/Anna Keeble

Tel: +44 (0) 20 7831 3113


About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 02 October 2006                         ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.